Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 45,242 units in January 2020

Ready for a smooth BSVI transition. Focus continues on retail sales and reducing system inventory

Mumbai, February 1, 2020: Tata Motors Limited today announced its sales in the domestic & international market, for the month of January 2020, which stood at 47,862 vehicles, compared to 58,185 units during January 2019.

Domestic Sales Performance:

	Jan '20	Jan '19	% Change	FY20	FY19	% Change
Total Domestic Sales	45,242	54,915	-18%	393,038	552,887	-29%

Domestic - Commercial Vehicles:

Mr. Girish Wagh, President, Commercial Vehicles Business Unit, Tata Motors Ltd. said, “Commercial vehicle domestic sales in January ’20 was ~15% lower than last year. Retail was ahead of wholesale for 7th straight month in a row, helping further stock reduction, as we move closer to BSVI transition. With increasing buying interest, particularly amongst fleet owners, the M&HCV sale in January’20 was second highest in last seven months. In Small commercial vehicles, the buying interest continued to be better than other segments, resulting in a y-o-y growth of 2%.”

Category	Jan'20	Jan’19	% change	FY20	FY19	% Change
M&HCV	6,914	11,694	-41%	67,145	12,33,41	-46%
I & LCV	3,827	4,999	-23%	37,560	45,249	-17%
SCV & Pick up	16,941	16,619	+2%	142,523	167,346	-15%
Passenger Carriers	3,666	3,777	-3%	32,719	42,728	-23%
Total Domestic	31,348	37,089	-15%	279,947	378,664	-26%
CV Exports	2,512	3,086	-19%	25,544	42,695	-40%
Total CV	33,860	40,175	-16%	305,491	421,359	-27%

Total MHCVs sales in January including MHCV Truck, Buses and International Business stood at 9,706 units compared to 14,256 units last year.

Domestic - Passenger Vehicles:

Mr. Mayank Pareek, President, Passenger Vehicles Business Unit, Tata Motors Ltd. said, “We launched Altroz and the refreshed versions of other BS6 models in January. All these products are safest in their respective segments. We are confident that this NEW FOREVER portfolio of Tata Motors will set new industry standards. Within the 10 days of launch, Altroz, has built a strong order book which we are preparing to serve. All our products are now converted to BSVI and our network stock of BSIV is low, we are well placed as per as BSIV to BSVI transition

We continued to build our EV portfolio with the highest ever sales of EVs with the launch of long range Tigor EV and Nexon EVs.”

Category	Jan '20	Jan '19	% Change	FY20	FY19	% Change
Total PV	13,894	17,826	-22%	113,091	174,223	-35%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.